Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	www.cameco.com	Saskatoon Saskatchewan Canada

Cameco Increases Ownership Stake in Cigar Lake Mine

June 1, 2026

Cameco (TSX: CCO; NYSE: CCJ) and Orano Canada Inc. (Orano) have reached agreement with TEPCO Resources Inc. (TEPCO) to acquire TEPCO’s 5% participating interest in the Cigar Lake Joint Venture. Upon closing, Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan will increase by 2.871 percentage points to 57.418%, while Orano’s share will rise by 2.129 percentage points to 42.582%.

“Cigar Lake is among the world’s best uranium mines, producing the highest-grade uranium ore from a safe, reliable, and cost-effective operation,” said Cameco’s Chief Executive Officer Tim Gitzel. “Increasing our ownership in this world-class, tier-one asset further demonstrates our commitment to our strategy, with scarce, licensed, permitted assets like Cigar Lake playing an essential role in fueling global ambitions to expand nuclear energy generation. Cigar Lake’s success wouldn’t be possible without supportive neighbouring Indigenous communities, which provide vital workforce and supply chain support through our mutually beneficial partnerships.”

Cameco’s purchase cost to acquire our respective share of TEPCO’s interest in Cigar Lake is approximately $115.75 million, subject to customary closing adjustments. The acquisition is subject to certain regulatory approvals and other standard closing conditions. The transaction is expected to close in the third quarter of 2026.

Cigar Lake’s reserve and resource base includes proven and probable reserves estimated at 172.4 million pounds of U3O8, measured and indicated resources of approximately 26.3 million pounds, and inferred resources of 20.0 million pounds (100% basis, as of December 31, 2025). Since the time it began production in 2014, Cigar Lake has produced approximately 174.5 million packaged pounds (100% basis, as of December 31, 2025).

Our 2026 production outlook for the Cigar Lake mine is between 17.5 million and 18 million pounds of uranium concentrate (U3O8) on a 100% basis. In 2026, we plan to continue production and development activities in the area currently being mined (CLMain), while continuing to advance the development work related to Cigar Lake extension (CLExt) that is required to extend the life of the mine to 2036. Planned capital projects related to CLExt include construction of a freeze pad, freeze distribution, and underground infrastructure, with capital investments at Cigar Lake remaining consistent and aligned with our disciplined contracting, operational and capital allocation strategy.

Cigar Lake proven and probable mineral reserves

		PROVEN			PROBABLE			TOTAL MINERAL RESERVES
PROPERTY	MINING METHOD	TONNES	GRADE % U3O8	CONTENT (LB U3O8)	TONNES	GRADE % U3O8	CONTENT (LB U3O8)	TONNES	GRADE % U3O8	CONTENT (LB U3O8)	METALLURGICAL RECOVERY (%)
Cigar Lake	UG	263.7	17.06	99.2	215.3	15.43	73.2	479.0	16.33	172.4	98.9

As of December 31, 2025 (100% basis); tonnes in thousands; pounds in millions)

Cigar Lake measured, indicated and inferred mineral resources

	MEASURED RESOURCES (M)			INDICATED RESOURCES (I)			TOTAL M+I	INFERRED RESOURCES
		GRADE	CONTENT		GRADE	CONTENT	CONTENT		GRADE	CONTENT
PROPERTY	TONNES	% U3O8	(LB U3O8)	TONNES	% U3O8	(LB U3O8)	(LB U3O8)	TONNES	% U3O8	(LB U3O8)
Cigar Lake	82.3	5.00	9.1	153.8	5.07	17.2	26.3	163.4	5.55	20.0

As of December 31, 2025 (100% basis); tonnes in thousands; pounds in millions)

Please see pages 97 and 98 of Cameco’s 2025 annual information form for the key assumptions, parameters and methods used to estimate the Cigar Lake mineral reserves and resources.

Qualified Persons

The technical and scientific information discussed in this document for Cigar Lake was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

●	Kirk Lamont, general manager, Cigar Lake, Cameco

●	Scott Bishop, director, technical services, Cameco

Caution about Forward-Looking Information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our views regarding the grade of uranium ore produced from Cigar Lake; our views regarding the safety, reliability and cost-effectiveness of Cigar Lake operations; our views regarding Cigar Lake’s ability to support the global ambitions to increase nuclear energy generation; our expectations regarding closing adjustments to Cameco’s purchase price; whether regulatory approvals will be granted and closing conditions will be met within the expected timeframes; our expectations as to the closing date; the 2026 production outlook for Cigar Lake; the present estimate of proven and probable reserves and measured, indicated and inferred resources remaining at Cigar Lake; the continuation of production and development activities in CLMain; our plan to extend the mine life at Cigar Lake to 2036; our planned capital projects related to CLExt including construction of a freeze pad, freeze distribution, and underground infrastructure; and whether capital investments at Cigar Lake will remain consistent and aligned with our disciplined contracting, operational and capital allocation strategy. Material risks that could lead to different results include: failure to obtain regulatory approvals or meet closing conditions within the expected timeframes; unexpected changes in uranium supply, demand, long-term contracting and prices; the risk that we may not be able to implement our planned production and development activities in CLMain, our development work related to CLExt, or our planned capital projects related to CLExt; the risk that we may not be able to extend the life of mine to 2036; the risk that we may not be able to continue to align production decisions with market opportunities and our contract portfolio; the risk that the contracting, operational and capital allocation strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk of disruption to operations at Cigar Lake or the McClean Lake mill for technical, regulatory or labour reasons; and the risk of disruptions to power, communication services and road access due to floods or wildfires. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: timeframes to obtain regulatory approvals and meet closing conditions; uranium supply, demand, long-term contracting and prices; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies, including CLExt and planned capital projects; the absence of new and adverse government regulations, policies or decisions; that there will not be any disruption to operations at Cigar Lake or the McClean Lake mill for technical, regulatory or labour reasons; and that there will not be disruptions to power, communication services and road access due to floods or wildfires. Please also review the discussion in our 2025 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
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cory_kos@cameco.com	veronica_baker@cameco.com